QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Falconbridge Announces Second Quarter 2006 Net Income Increases 260% to $728 Million

JUL 24, 2006 — 08:51 ET

TORONTO, ONTARIO — (CCNMatthews — July 24, 2006) —

ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

        Falconbridge Limited (TSX:FAL)(NYSE:FAL) today reported second quarter 2006 net income of $728 million (earnings per share of $1.94 basic; $1.91 diluted). This compares with second quarter 2005 net income of $202 million (earnings per share of $0.62 basic; $0.61 diluted).

        "We are extremely pleased with the outstanding financial results we are reporting this quarter," said Derek Pannell, Chief Executive Officer of Falconbridge. "Our operations have stayed focused on producing metal, giving impressive results quarter after quarter. This strong performance continues to reflect both the ability of our operations to capitalize on high metals prices and to generate very substantial levels of cash. In the first half of the year, income from operating assets almost reached $2 billion, demonstrating Falconbridge's true earnings potential."

        The Falconbridge Board of Directors is reviewing the terms of the offers from Inco and Xstrata and will provide Falconbridge shareholders with a recommendation shortly.

Q2 2006 HIGHLIGHTS

Financial Results (unaudited)

$ millions, except per share information	Q2 2006	Q2 2005	Y-O-Y Change	YTD 2006	YTD 2005	Y-O-Y Change
Revenues	3,948	2,052	92%	6,806	3,946	72%
Income generated by operating assets(i)	1,241	463	168%	1,980	922	115%
Net income	728	202	260%	1,190	378	215%
Basic earnings per common share	1.94	0.62	213%	3.17	1.20	164%
Diluted earnings per common share	1.91	0.61	213%	3.12	1.19	162%

(i)
Please see the detailed definition provided under Supplemental Performance Measures on page 5

— Revenues almost doubled to $3.95 billion from Q2 2005

— Achieved income from operating assets of $1.24 billion, a 168% increase from Q2 2005

— Realized net income of $728 million, a 260% increase from Q2 2005

— Q2 2006 realized prices were significantly higher (vs. Q2 2005): copper was up 116%, nickel up 18%, zinc up 146%, aluminum up 39%

— In light of strong cash generation, redeemed remaining outstanding $750 million of Junior Preference Shares

— Announced special dividend of Cdn$0.75 per common share

— Completed 28 Six Sigma projects during Q2 2006 for total annualized benefit of $8.2 million at an average savings value of $293,000 per project

CORPORATE DEVELOPMENTS

Inco Offer for Falconbridge

        On October 11, 2005, Inco Limited announced an offer to acquire all outstanding common shares of Falconbridge. The offer was comprised of part cash and part Inco common shares, which when pro-rated subject to the maximum amounts offered would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge common share. On May 13, 2006, Inco announced an improved offer that when subject to proration would provide Falconbridge shareholders with Cdn$12.50 in cash and 0.524 of an Inco share.

        Following the Phelps Dodge Corporation offer to acquire Inco Limited that was announced on June 26, 2006 (see details below) Inco subsequently revised its offer on June 26, 2006 to Cdn$17.50 and 0.55676 Inco shares on the pro-rated basis and again on July 16 to Cdn$18.50 and 0.55676 Inco shares on the pro-rated basis. The Inco offer remains open for acceptance to July 27, 2006.

        Inco has obtained regulatory clearances from the Canadian Competition Bureau and U.S. Department of Justice and subsequent to the end of the quarter, Inco received regulatory clearance from the E.U. competition authorities. There are no further clearances required by the Inco offer and the offer can be transacted. The regulatory clearance agreements reached with the U.S. Department of Justice and the European Commission determined that the proposed remedy was acceptable to allow the proposed Inco and Falconbridge transaction to proceed. The remedy consists of the sale of the Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organizations that procure third-party feed materials and market and sell the refined products to LionOre Mining International Ltd. The sale would include an agreement to supply up to 60,000 tonnes of nickel in matte annually, approximately equivalent to the current volume of feed provided by Falconbridge's operations to this refinery, for up to ten years. The sale of the Nikkelverk refinery and the Falconbridge marketing and custom feed organizations is conditional upon the completion of the Inco and Falconbridge combination.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 19.

Phelps Dodge Offer for Inco

        On June 26, 2006, Phelps Dodge Corporation ("Phelps Dodge") announced in conjunction with Inco and Falconbridge that the three companies have agreed to combine in a transaction that would create one of the world's largest mining companies. The new company would be named Phelps Dodge Inco Corporation and would be headquartered in Phoenix, Arizona, with the nickel, zinc and aluminum division to be headquartered in Toronto. The Phelps Dodge transaction offers to acquire all of the outstanding common shares of Inco for a combination of cash and shares. Each Inco shareholder would receive 0.672 Phelps Dodge shares and Cdn$17.50 in cash for each Inco common share on a pro-rated basis.

        Phelps Dodge subsequently revised its offer on July 16, 2006 to Cdn$20.25 and 0.672 Phelps Dodge shares on a pro-rated basis. The Phelps Dodge offer to Inco shareholders would also be available to all Falconbridge common shareholders, upon the successful take up of Falconbridge shares by Inco under the terms of the separate Inco offer to Falconbridge common shareholders, for any Inco common shares received pursuant to the Inco offer. Phelps Dodge supports Inco's offer for Falconbridge, but the Phelps Dodge transaction with Inco is not conditioned upon the completion of the Inco and Falconbridge combination.

        Statements regarding the combination of Falconbridge and Inco are subject to various risks and assumptions. See "Forward-looking Information" on page 19.

Xstrata Offer

        On May 18, 2006, Xstrata plc made its offer to purchase for cash all of the outstanding common shares of Falconbridge at an offered price of Cdn$52.50 per share. On July 11, 2006, Xstrata announced its intention to increase its all cash offer price to Cdn$59.00 per share. On July 21, 2006, Xstrata increased its offer for Falconbridge to C$62.50 per common share in cash and that waived the minimum tender condition. The revised Xstrata offer will expire on August 14, 2006 and is subject to approval from Xstrata shareholders and Investment Canada.

        Statements regarding the combination of Falconbridge and Xstrata are subject to various risks and assumptions. See "Forward-looking Information" on page 19.

Declaration of Special Dividend

        On July 16, 2006, Falconbridge declared a special dividend of Cdn$0.75 per common share payable on August 10, 2006 to shareholders on record at the close of business on July 26, 2006. The special dividend will be paid regardless of the outcome of the offers to acquire the common shares of the Company.

Redemption of Junior Preference Shares

        On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, based upon shareholders of record on March 22, 2006. Falconbridge utilized existing cash balances to fund the redemption.

        On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

        Statements regarding the redemption of Junior Preference Shares of Falconbridge are subject to various risks and assumptions. See "Forward-looking Information" on page 19.

Falconbridge Offer to Acquire Outstanding Novicourt Inc. Shares

        On June 22, 2006, Falconbridge announced that it would offer to acquire by way of a takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. that it did not already own. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt. The offer is a cash offer of Cdn$2.30 per Novicourt common share. The offer circular was issued on June 26, 2006 and the offer is expected to close on August 9, 2006.

        Statements regarding the purchase of Novicourt by Falconbridge is subject to various risks and assumptions. See "Forward-looking Information" on page 19.

FINANCIAL RESULTS

        Revenues for the second quarter of 2006 were $3.95 billion, 93% higher than revenues of $2.05 billion in the same period of 2005. The increase was mainly due to higher realized metal prices and higher copper and zinc sales volumes and increased revenue contribution from by-product molybdenum. Business unit revenues were 137% higher for copper, 20% higher for nickel, 192% higher for zinc and 35% higher for aluminum.

        Operating expenses totaled $2.71 billion in the second quarter, compared to $1.59 billion in the same period last year, primarily due to the higher value of raw material feeds. Mining, processing and refining costs increased to $825 million from $643 million in the second quarter of 2005 due to increased mined and refined copper production, higher refined zinc production, increased primary and rolled aluminum production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 11% to US$0.89 from US$0.80 during the second quarter of 2005.

        The value of raw material feed purchases was $1,723 million, 116% higher than $799 million in 2005 due mostly to higher metal prices and increased custom feed processing at the Horne copper smelter and CCR copper refinery. Higher purchased raw materials values are recovered at the time of sale of the metals contained in the materials treated and are generally hedged at the time of purchase.

        Depreciation, amortization and accretion expense increased to $159 million from $147 million a year ago. Net interest expense increased to $45 million from $37 million in the second quarter of last year due to the redemption premium of $8 million paid to holders at the time of the early redemption of $750 million of junior preference shares in the second quarter of 2006. Minority interest in earnings of subsidiaries decreased to $3 million from $55 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $406 million from $133 million during the second quarter of 2005, due to the overall increase in profitability.

        Income generated by operating assets for the second quarter was $1,241 million, 168% higher than $463 million in the second quarter of 2005. Income generated by operating assets increased 324% to $857 million in the copper business, increased 18% to $235 million in the nickel business, increased $126 million to $151 million in the zinc business and increased 109% to $73 million in the aluminum business.

        Net income totaled $728 million, (basic earnings per share of $1.94; diluted of $1.91) for the second quarter 2006, 260% higher than net income of $202 million (basic earnings per share of $0.62; diluted of $0.61) in the same period of 2005. Higher net income reflects higher realized metal prices, increased copper, zinc and molybdenum sales and higher treatment and refining charges received at copper smelters and refineries.

        Consolidated assets totaled $13.2 billion as at June 30, 2006, compared with $12.4 billion at the end of 2005. The increase is primarily due to the investment of additional capital in advancing brownfield and greenfield expansion development projects and higher working capital levels due to increased metals.

        Minority interest increased from $54 million at the 2005 to $243 million as at June 30, 2006. The increase is attributable to consolidating the Koniambo Nickel joint venture that was formed during the second quarter of 2006. Falconbridge owns 49% of the net assets of the joint venture and the minority interest represents the 51% of the net assets that are owned by our partner, SMSP.

Supplemental Performance Measures

        The press release contains a number of measures that are not defined by generally accepted accounting principles ("GAAP"). The measures, as calculated by the Company, may not be comparable to similar measures presented by other issuers.

        Income generated from operating assets is defined as follows: net income before interest expense, net; corporate and general administration; research, development and exploration; minority interest in earnings of subsidiaries; gain, net of restructuring costs and other; and tax expense. Since this measure captures the Company's key revenues and operating expenses of assets currently in operation, income generated from operating assets is a key performance measurement that management uses to evaluate the performance of both individual assets and business units.

        Net-debt-to-capitalization ratio is calculated as follows:

		June 30, 2006	Dec. 31, 2005
		(US$ millions)
Long-term debt		2,516	2,598
Preferred share liabilities		132	876
Debt due within one year		351	353
Cash and cash equivalents		(661)	(886)

Net debt	(1)	2,338	2,941

Interests of other shareholders		243	54
Shareholders' equity		6,173	5,031

Stockholders' interests (equity)	(2)	6,416	5,085

Net debt plus capitalization	(3) equals (1)+(2)	8,754	8,026

Net-debt-to-capitalization ratio	(1)/(3)	26.7%	36.6%

        Management believes the presentation of this measure is relevant and useful for investors when assessing the Company's liquidity and its ability for growth and investment. This measure should not be considered an alternative to liquidity as determined under generally accepted accounting principles.

Realized Prices

        Realized prices for the second quarter and six months year to date were as follows:

	THREE MONTHS ENDED JUNE 30		Y-O-Y	SIX MONTHS ENDED JUNE 30		Y-O-Y
REALIZED METAL PRICES	2006	2005	Change	2006	2005	Change
	(US$/lb.)
Copper	3.39	1.57	116%	2.82	1.55	82%
Nickel	9.00	7.64	18%	7.89	7.34	7%
Zinc	1.55	0.63	146%	1.32	0.63	110%
Aluminum	1.25	0.90	39%	1.20	0.91	32%
Lead	0.57	0.50	14%	0.61	0.50	22%

Net Earning Sensitivity to Metals Prices

	Q2 2006 Realized Prices(i)	July 21 Current LME Prices	Change in Realized Price	Estimated Impact on Annualized 2006 Net Earnings(ii)	Estimated Impact on Annualized 2006 EPS(ii)
	(US$/lb.)	(US$/lb.)	(US$/lb.)	(US$ millions)	(US$)
Copper	$3.39	$3.43	$0.05	$37	$0.10
Nickel	9.00	$12.11	$0.50	63	$0.17
Zinc	1.55	$1.45	$0.05	38	$0.10
Aluminum	1.25	$1.12	$0.05	19	$0.05
Lead	0.57	$0.47	$0.05	6	$0.02

(i)
realized prices are comprised of the LME price plus the producer premium

(ii)
based upon expected production levels and current operating costs

LIQUIDITY AND CAPITAL INITIATIVES

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding needs. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new long- and short-term borrowings.

        The Company's committed bank facilities currently total $780 million and expire in 2010, or 90 days following a change of control. At June 30, 2006, these lines were essentially undrawn.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $1,002 million during the second quarter of 2006. Non-cash working capital increased by $308 million during the quarter due to higher accounts receivable and inventory values resulting from higher metal prices. Total liquidity remains strong, with approximately $1.4 billion of cash and undrawn lines at June 30, 2006. Long-term debt was $2.5 billion at quarter end excluding preferred share liabilities. Falconbridge's net-debt-to-capitalization ratio stood at 26.7% at the end of the quarter, a reduction from 36.6% at the end of 2005.

        On April 26, 2006, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, from shareholders of record on March 22, 2006. On June 28, 2006, Falconbridge redeemed the remaining balance of its 9,999,701 outstanding Junior Preference Shares for a total of approximately $250 million. The Junior Preference Shares were redeemed utilizing internal cash resources. Upon redemption, Falconbridge had no Junior Preference Shares outstanding.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $234 million during the second quarter. For 2006, the Company's projected capital investments are approximately $315 million for sustaining capital expenditures and other smaller projects and approximately $435 million in new copper and nickel investments.

        Statements regarding future financial requirements and funding of those requirements are subject to various risks and assumptions. See "Forward-looking Information" on page 19.

REVIEW OF OPERATIONS

Copper Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)		H1 2006	H1 2005	Y-O-Y Change (%)
Production:
mined copper (MT)	107,500	101,700	6%		212,400	208,600	18%
refined copper (MT)	144,500	124,700	16%		287,500	246,300	17%
mined zinc (MT)	42,300	55,100	(23%	)	79,900	102,700	(22%	)
refined zinc (MT)	40,000	35,600	12%		77,400	73,500	5%
Sales:
contained copper (MT)	247,000	205,900	20%		527,800	416,700	27%
contained zinc (MT)	45,500	43,000	6%		86,900	99,100	(12%	)
Revenues ($ millions)	2,479	1,044	137%		4,247	2,012	111%
Realized copper price ($/lb.)	3.39	1.57	116%		2.82	1.55	82%
Mining, processing and refining costs ($ millions)	310	264	17%		630	506	25%
Cash costs ($/lb. of copper)	0.03	0.21	(86%	)	0.16	0.29	(45%	)
Income from operating assets ($ millions)	857	202	324%		1,346	433	211%

Revenues

        For the second quarter of 2006, copper business revenues increased 137% to $2.48 billion from $1.04 billion in the second quarter of 2005, reflecting higher realized copper and zinc prices and higher copper sales volumes. Copper sales volumes totaled 247,000 tonnes, up 20% from 205,900 tonnes reported in the same quarter in 2005. Mine concentrate sales were 23% higher at 53,300 tonnes, anode sales were 15% higher at 47,900 and cathode sales were 27% higher at 145,800 tonnes. Sales of by-product zinc volumes totaled 45,500 tonnes versus 43,000 tonnes during the second quarter of 2005. Higher zinc sales from the Kidd Creek refinery accounted for the increase. Antamina concentrate stocks at the end of the quarter were significantly higher than normal due to vessel shipping delays that deferred some June shipments into July.

        During the quarter, copper revenues were higher as the realized copper price of $3.39/lb. increased 116% compared to $1.57/lb. realized in the same period in 2005. Also contributing to copper business revenues was significantly higher zinc prices, as well as increased sales of by-product molybdenum concentrate from the Antamina and Collahuasi mines. Combined molybdenum concentrate sales were 77% higher at 1,000 tonnes.

Costs

        Total operating expenses for the copper business increased to $1,622 million from $842 million in the second quarter of 2005. Mining, processing and refining costs increased to $310 million from $264 million in the same period last year as a result of the impact of a weaker U.S. dollar, higher energy and supply costs, and increased smelter and refinery output. The value of purchased raw material feeds increased to $1,247 million from $510 million in the second quarter of 2005 due to the significant rise in copper prices and the increased custom materials throughput at the Horne smelter and CCR refinery. Depreciation decreased to $65 million from $68 million in the year earlier quarter. The operating cash cost of producing a pound of copper in the second quarter of 2006 decreased to $0.03/lb. from $0.21/lb. in the second quarter of 2005 due to higher credits from by-product sales and improved smelting and refining charge revenues.

Income generated from operating assets

        Operating income for the copper business in the second quarter of 2006 more than quadrupled to $857 million from $202 million a year ago as a result of significantly higher revenues that were partially offset by higher costs. Operating income benefited from higher sales volumes and metals prices, higher treatment and refining charges and increased throughput at the Horne smelter and CCR refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs and higher energy and supply costs.

Production

        During the second quarter of 2006, copper mine production from Canadian and South American operations totaled 107,500 tonnes, an increase of 6% compared to 101,700 tonnes a year ago. While Antamina mined copper output was 800 tonnes lower, Collahuasi, Lomas Bayas and Kidd Creek mined copper production were all higher than the second quarter 2005. Collahuasi copper-in-concentrate production was 13% higher at 43,100 tonnes. Kidd Creek mined copper production was 14% higher at 11,300 tonnes.

        By-product zinc-in-concentrate production was 23% lower at 42,300 tonnes versus 55,100 tonnes in the second quarter of 2005. Lower by-product zinc mine production was recorded at both Antamina and Kidd Creek due to lower zinc grades.

        Offsetting 56% higher anode production at the Horne smelter was lower production at the Altonorte smelter and Kidd Creek smelters. Altonorte anode production was 14,000 tonnes lower than the second quarter of 2005 due mostly to lower concentrate grades. Total anode production was 146,300 tonnes versus 149,000 tonnes in the same quarter last year.

        Refined copper production was 144,500 tonnes in the second quarter of 2006 versus 124,700 tonnes in the second quarter of 2005 due primarily to increased production at the CCR refinery. The CCR refinery cathode production increased to 94,100 tonnes during the second quarter from 67,200 tonnes in the same quarter a year ago, as a result of higher anode production at the Horne smelter and increased processing of Inco sourced copper anodes at CCR. Kidd Creek refined cathode production was 21% lower due to a scheduled six-week maintenance outage that occurred during the quarter.

Nickel Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)		H1 2006	H1 2005	Y-O-Y Change (%)
Production:
mined nickel (MT)	20,500	20,700	(1%	)	40,000	41,200	(3%	)
refined nickel (MT)	27,100	28,900	(6%	)	55,500	56,800	(2%	)
mined copper (MT)	8,100	9,500	(15%	)	17,000	18,100	(6%	)
Sales:
contained nickel (MT)	27,900	28,700	(3%	)	57,500	56,500	2%
refined copper (MT)	10,300	10,000	3%		21,000	18,800	12%
Revenues ($ millions)	733	610	20%		1,314	1,145	15%
Realized nickel price ($/lb.)	9.00	7.64	18%		7.89	7.34	7%
Realized ferronickel price ($/lb.)	8.19	7.55	8%		7.39	7.13	4%
Mining, processing and refining costs ($ millions)	246	221	11%		460	391	18%
Cash costs ($/lb. of nickel) — INO	2.83	3.07	(8%	)	2.71	2.83	(4%	)
Cash costs ($/lb. of nickel) — Falcondo	5.30	4.19	26%		5.07	4.05	25%
Cash costs ($/lb. of nickel) — NBU	3.73	3.49	7%		3.56	3.25	10%
Income from operating assets ($ millions)	235	200	18%		383	394	(3%	)

Revenues

        For the second quarter of 2006, nickel business revenues of $733 million increased from $610 million in the second quarter of 2005. Nickel sales volumes decreased 3% to 27,900 tonnes from 28,700 tonnes in the second quarter of 2005. Total Nikkelverk refined copper sales were 3% higher from the second quarter of last year.

        INO refined nickel sales of 20,100 tonnes decreased by 9% from 22,000 tonnes in the same quarter last year due to decreased production at the Nikkelverk refinery. At Falcondo, ferronickel sales volumes increased by 18% to 7,900 tonnes from 6,700 tonnes in the second quarter of 2005, which reflects a depletion of the inventory build-up that resulted from stainless steel market destocking which occurred in the second half of 2005. Cobalt sales of 931 tonnes in the quarter decreased 20% from the same quarter in 2005. Precious metals revenues increased by $9 million in the second quarter of 2006 compared to the same period in 2005.

        Realized nickel prices of $9.00/lb. increased by 18% in the quarter compared with $7.64/lb. in the corresponding period in 2005. Realized ferronickel prices of $8.19/lb. increased by 8% from $7.55/lb. in the second quarter of 2005. Realized cobalt prices of $14.21/lb. decreased by 8% in the quarter, compared with $15.48/lb. in the same period in 2005.

Costs

        Total operating expenses increased to $498 million from $410 million in the second quarter of 2005. Mining, processing and refining costs increased to $246 million from $221 million in the same period last year largely due to the exchange rate impact on operating costs at Canadian operations and increases in energy prices. The value of purchased raw material feeds increased to $209 million from $145 million in the second quarter of 2005 due to increased purchased material volumes and higher payable nickel and copper prices.

        The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.73 in the second quarter of 2006 compared with $3.49 for the same period in 2005. The operating cash cost of producing a pound of nickel from INO mines during the second quarter was $2.83, a decrease of $0.24 or 8% from the same quarter in 2005. The decrease in unit costs was the result of higher by-product credits due to increases in by-product metal prices which offset the impact of the stronger Canadian dollar on operating costs at Canadian operations, higher energy costs, and lower ore grades. At Falcondo, the operating cash cost per pound of ferronickel during the quarter was $5.30 in 2006 compared with $4.19 in 2005. The increase in Falcondo costs was largely due to the increase in the oil price, as average oil costs rose from $46.98 per barrel in 2005 to $60.62 per barrel during the second quarter of 2006. Oil is the source of fuel for the electricity plant operated on site at Falcondo and represented 74% of total operating costs during the second quarter of 2006.

Income generated by operating assets

        Second quarter operating income for the nickel business totaled $235 million, compared to $200 million in the second quarter of 2005. The $35 million increase was mainly due to the impact of higher metal prices which offset increases in the costs of operations, including higher energy costs, the higher value of purchased raw materials and the impact of lower nickel, copper and cobalt sales volumes. Depreciation charges decreased 2% to $43 million from second quarter last year.

Production

        Total refined nickel production decreased 6% to 27,100 tonnes during the quarter versus 28,900 tonnes during the same period in 2005. Total mined nickel production was 1% lower at 20,500 tonnes.

        Sudbury mines production was 4,300 tonnes of nickel and 5,200 tonnes of copper during the second quarter of 2006, compared with 5,600 tonnes of nickel and 7,000 tonnes of copper in the second quarter of 2005. Sudbury mined nickel production was lower due to challenging ground conditions at the Thayer Lindsley mine and lower ore grades. At Raglan, nickel-in-concentrate production in the quarter was 6,100 tonnes and copper-in-concentrate production was 1,500 tonnes, compared with 5,200 tonnes of nickel and 1,400 tonnes of copper in the same period of 2005. The increase in Raglan production was due to higher mill throughput, which was partially offset by the impact of lower ore grades. The Montcalm mine produced 2,600 tonnes of nickel-in-concentrate and 1,300 tonnes of copper-in-concentrate compared to 2,200 tonnes and 1,100 tonnes of nickel and copper respectively in 2005. The increases in production at Montcalm were due to increases in tonnes mined and improved ore grades.

        At the Sudbury smelter, nickel-in-matte production in the second quarter of 2006 decreased to 13,600 tonnes from 15,500 tonnes in the same period of 2005, as a result of the treatment of lower mine concentrate tonnages and lower feed grades. The Sudbury smelter completed a three week vacation shutdown in the first part of July 2006.

        At the Nikkelverk refinery, refined nickel production was 19,600 tonnes in the second quarter of 2006, compared with 21,200 tonnes in the same period in 2005. Refined copper production at Nikkelverk totaled 10,300 tonnes compared to 9,700 tonnes in the same period in 2005. The Falcondo ferronickel refinery produced 7,500 tonnes of nickel in ferronickel, compared with 7,700 tonnes in the second quarter of 2005.

Zinc Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production:
mined zinc (MT)	69,000	72,000	(4%)	133,900	139,100	(4%)
refined zinc (MT)(1)	17,300	17,200	1%	32,700	33,900	(4%)
mined lead (MT)	19,300	20,400	(5%)	38,300	39,300	(3%)
refined lead (MT)	20,000	22,900	(13%)	42,400	44,500	(5%)
Sales:
contained zinc (MT)(2)	110,500	90,700	22%	178,900	185,500	(4%)
contained lead (MT)	26,000	26,000	—	55,700	52,400	6%
Revenues ($ millions)	371	127	192%	570	246	132%
Realized zinc price ($/lb.)	1.55	0.63	146%	1.32	0.63	110%
Mining, processing and refining costs $ millions)	60	37	62%	112	87	29%
Cash costs ($/lb. of zinc)	0.55	0.39	41%	0.48	0.39	23%
Income from operating assets ($ millions)	151	25	504%	215	31	594%

(1)
25% of the Noranda Income Fund CEZ refinery zinc production

(2)
Brunswick mine concentrate contained zinc and third party purchased concentrate sales to Noranda Income Fund

Revenues

        Zinc business revenues increased to $371 million, an increase of 192% compared to the $127 million recorded during the second quarter of 2005. The increased revenue was due to higher zinc concentrate sales and higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the second quarter was $1.55/lb., an increase of 146% compared to $0.63/lb. in the same period last year. The average realized price per pound of refined lead during the second quarter was $0.57/lb., versus $0.50/lb. in the same period last year. Silver LME prices increased to $12.29 per ounce from $7.15 per ounce in the same quarter a year ago.

        In the second quarter of 2006, sales volumes of zinc-in-concentrates increased 22% to 110,500 tonnes from 90,700 tonnes in the second quarter of 2005. Higher zinc sales volumes reflect the draw-down of inventory that was built up during the first quarter for shipment to the Noranda Income Fund. Second quarter 2006 lead metal and concentrate sales was unchanged from the second quarter of 2005 at 26,000 tonnes.

Costs

        Mining, processing and refining costs increased to $60 million from $37 million in the same period last year, while the value of purchased raw materials increased to $147 million from $57 million in the second quarter of 2005. The value of raw material feeds increased along with the rise in zinc and lead prices. The operating cash cost per pound of mined zinc increased to $0.55 in the second quarter of 2006 from $0.39 for the same period in 2005 due to a stronger Canadian dollar, higher smelting charges due to higher price participation and lower production at the Brunswick Mine, partially offset by the benefits from higher by-product copper and silver prices.

Income generated by operating assets

        The second quarter 2006 operating income of the zinc business was $151 million, compared with $25 million for the second quarter of 2005. The $126 million improvement resulted from the higher metal prices and increased sales of zinc concentrates.

Production

        Contained zinc production was 69,000 tonnes in the second quarter of 2006, compared to 72,000 tonnes in the same period in 2005. The decrease in production is primarily attributable to lower ore head grades. By-product copper-in-concentrate production at the Brunswick mine increased to 2,200 tonnes from 1,600 tonnes during the second quarter of 2005, primarily due to a higher copper grade and improved recoveries in 2006.

        Lead metal production at the Brunswick smelter was 20,000 tonnes in the second quarter of 2006 compared to 22,900 tonnes in the same period in 2005 primarily due to lower lead grades at the Brunswick mine.

        Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,300 tonnes, versus 17,200 tonnes during the second quarter of 2005.

Aluminum Business Unit

	Q2 2006	Q2 2005	Y-O-Y Change (%)	H1 2006	H1 2005	Y-O-Y Change (%)
Production: primary (MT)	63,400	61,700	3%	125,700	123,100	2%
Sales: primary (MT)	57,600	57,300	1%	114,000	113,900	—
Shipments: fabricated (MT)	48,700	43,500	12%	95,100	89,200	7%
Revenues ($ millions)	366	272	35%	676	543	24%
Realized aluminum price ($/lb.)	1.25	0.90	39%	1.20	0.91	32%
Mining, processing and refining costs ($ millions)	161	137	18%	317	276	15%
Cash costs ($/lb. of aluminum)	0.66	0.61	8%	0.67	0.61	10%
Income from operating assets ($ millions)	73	35	109%	120	70	71%

Revenues

Aluminum business revenues increased to $366 million, 35% higher than the $272 million recorded during the second quarter of 2005. Third-party sales of primary aluminum were essentially the same at 57,600 tonnes, compared to 57,300 tonnes during the second quarter of 2005. Second quarter rolled products sales volumes increased by 12% to 48,700 tonnes compared to 43,500 tonnes the same period a year ago. The realized primary aluminum price for the quarter increased 39% to $1.25/lb. versus $0.90/lb. in the same period in 2005.

Third-party sales of St. Ann bauxite was 3% higher at 250,200 tonnes and third-party sales of Gramercy alumina was 3% lower at 87,300 tonnes during the second quarter.

Costs

Total aluminum business operating expenses increased 24% to $293 million compared to $237 million during the second quarter of 2005. Mining, processing and refining costs increased to $161 million from $137 million in the same period last year. Operating costs were impacted by significantly higher natural gas costs at the Gramercy alumina refinery and at the rolling mills, along with increased electrical energy costs at the New Madrid smelter. The increased electrical energy costs came into effect under the new fifteen-year electricity supply contract effective June 1, 2005. These rates compare very favourably with electricity costs incurred by other U.S. aluminium producers. The value of purchased raw materials increased to $120 million in the second quarter 2006 compared to $89 million the same period last year, due to increased aluminum prices.

The net operating cash cost per pound of primary aluminum metal production was $0.66/lb. in the second quarter of 2006, an increase from $0.61/lb. for the same period in 2005. Higher electrical energy and natural gas costs were the major contributors to the higher unit costs. The cost per pound at the rolled products division was 10% higher in the second quarter of 2006, compared with the same period in 2005, resulting primarily from higher natural gas and purchased aluminum metal costs.

Income generated by operating assets

Second quarter 2006 operating income for the aluminum business was $73 million compared with $35 million for the second quarter of 2005. The $38 million increase was mainly due to the higher realized aluminum price, partly offset by higher power and natural gas costs.

Production

In the second quarter of 2006, primary aluminum production was 3% higher at 63,400 tonnes, compared to 61,700 tonnes in the same period in 2005. For the rolled products operations, shipments were 12% higher at 48,700 tonnes compared with 43,500 tonnes for the second quarter of 2005. Falconbridge's share of St. Ann bauxite production was 628,500 tonnes during the quarter versus 478,300 tonnes in the same quarter last year. The Company's share of Gramercy alumina production was 151,900 tonnes versus 148,700 tonnes during second quarter 2005.

PRODUCTION FORECAST

Production		2006 Current Forecast (tonnes)	2006 Previous Forecast (tonnes)	2005 Actual (tonnes)
Copper:	Mined	460,000	475,000	462,000
	Refined	640,000	635,000	544,000
Nickel:	Mined	80,000	82,000	80,000
	Refined	110,000	115,000	114,000
Zinc:	Mined	460,000	460,000	454,000
	Refined (1)	210,000	210,000	182,000
Aluminum:	Primary	250,000	250,000	246,000
	Fabricated	195,000	195,000	178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Forecast mined copper production for 2006 has been revised downwards by 15,000 tonnes in order to take account of lost production at Collahuasi that resulted from repairs required to one of the mill motors and the primary conveyor. The refined copper production forecast has been revised upwards by 5,000 tonnes as increased materials throughput at the Horne smelter and CCR refinery are exceeding expectations.

Forecast mined nickel production has been revised downward as a result of lower head grades at the Sudbury mines. Refined nickel production has been revised downwards due to the forecast lower production from the Sudbury mines as well as due to reduced custom feed throughput at the Nikkelverk refinery.

LABOUR AGREEMENTS

During the quarter, labour agreements were renewed at the Brunswick Mine, Brunswick Smelter, Raglan Mine and Lomas Bayas. Negotiations at the Bulk Handling Operations in New Brunswick, General Smelting in Quebec and Nikkelverk in Norway are ongoing.

In the third quarter of 2006, the Antamina collective agreement is up for renewal and negotiations began in the second quarter. In the fourth quarter of 2006, the Norandal (Salisbury) and Altonorte agreements are due for renewal on November 20 and December 12, respectively.

DEVELOPMENT PROJECTS UPDATE

Copper Projects

Collahuasi, Chile

Following the start-up of the mill expansion, the focus of management has been on the continued optimization of the current facilities with the objective of expanding the sulphide concentrator throughput (150,000 to 180,000 tonnes per day). Several areas where bottlenecks exist have been identified and various initiatives are being implemented to eliminate the bottlenecks.

Work is also continuing on evaluation of the Rosario West resource and optimum development plan for exploitation of the resource.

Antamina, Peru

Engineering studies for the addition of a pebble crushing circuit continued. The addition of the circuit would increase the overall grinding capacity and concentrate production.

Studies are also underway on extension of the mine life by exploitation of additional ore bodies.

Lomas Bayas Expansion, Chile

Plans for optimizing output from the existing Lomas Bayas mine have been completed and work is progressing on the preparation of the feasibility study to increase output from the existing orebody.

Subsequent to the end of the quarter, Falconbridge made the final US$15 million payment required under the original purchase agreement to secure the adjacent Fortuna de Cobre property. Work is progressing on the study of expanding operations at Lomas Bayas into the adjacent Fortuna de Cobre deposit. A prefeasibility study for the expansion into the Fortuna de Cobre deposit is expected to be completed later this year.

El Pachon, Argentina

During the second quarter, an engineering contractor was selected to prepare the pre-feasibility study for the project. Work commenced on the study during May and is expected to be completed at the end of 2007. Preparations were underway for a geological and geotechnical drilling program to commence later this year during the fourth quarter. Development of relations with communities in the project areas were advanced during the quarter.

El Morro, Chile

The summer drilling program was completed during May and work is in progress on analysis of the core sample results. Work has started on driving an exploration tunnel to obtain bulk samples for future test programs. The development of the pre-feasibility study for the project is continuing.

Kidd Mine D Project, Canada

Work on the shaft bottom and lateral development was completed in the second quarter of 2006. Production from block three is expected to begin in the third quarter of 2006, with project completion expected by the end of 2006.

Nickel Projects

Raglan Mine Optimization, Canada

The second phase of Raglan's optimization will focus on utilizing increased mill capacity by expanding site infrastructure and ore production to allow for the mining, milling and processing of 1.3 million tonnes of ore annually, resulting in approximately 30,500 tonnes of annual contained nickel production. Scoping study work has been initiated on mining aspects. To facilitate this program, the accommodation complex requires expansion. The phased program is expected to be completed late in 2008.

Nickel Rim, Canada

Vent shaft sinking, which began in February 2005, is now at 1,332 metres, and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 965 metres. Underground horizontal development on the 1280 level continues ahead of schedule. The definition phase of the project is on schedule for completion in 2008 with production ramp up in 2009.

Koniambo, New Caledonia

Falconbridge continued to advance the Koniambo ferronickel project in New Caledonia, a joint venture between Falconbridge and SMSP (the development arm of the North Province of New Caledonia). The current focus is on the advancement of detailed engineering and on early construction activities with a focus on site preparation. Discussions continue with government authorities to refine the necessary operating and construction permits. Koniambo Nickel will produce 60,000 tonnes of nickel with start-up expected in 2009/2010.

Kabanga, Tanzania

The Kabanga deposit is a joint venture between Falconbridge and Barrick Gold in Tanzania. By mutual agreement of the joint venture partners, the companies continued to upgrade the resource to measured and indicated categories to support the work plan. Systematic exploration of the under-explored Kabanga licence continues and select regional targets are being evaluated. Engineering studies are limited in this phase and concentrate primarily on a geotechnical and hydrology program, metallurgical testing and baseline environmental, health and safety studies.

Upon completion of the initial US$49.5 million in expenditures on this project, Falconbridge has an opportunity to determine if it wishes to continue to the next phase of this project.

Zinc Projects

Perseverance, Canada

The feasibility study has been completed on this zinc and copper project located in northern Quebec. A decision to proceed is currently under consideration with a decision expected later this year.

EXPLORATION UPDATE

Raglan

The 2006 exploration program is in progress, employing six diamond drills. To date, two new lenses have been discovered at Zone 5-8, located approximately 4 kilometres east of the concentrator. Hole 714-3, one of the better holes, intersected 25.1 metres of 4.77% nickel and 1.27% copper at a depth of 620 metres.

Brazil

Exploration of the Araguaia nickel laterite properties continues with the objective of having the Serra do Tapa and Vale dos Sonhos mineral deposits enter the Corporation's project development Stage Gate process if merited during the fourth quarter of this year.

OTHER

Suspension of Dividend Re-Investment Plan

The Corporation has suspended its Dividend Re-Investment Plan as under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities). Common shareholders will continue to receive their dividends in cash.

Shareholder Rights Plan

On March 21, 2006, the Company enacted a new shareholder rights plan, designed to prevent a creeping takeover of the Company and preserve its ability to obtain the best value for all shareholders. The rights plan will not prevent an offer made to all shareholders for all of their shares. Under an order issued by Ontario Securities Commission on June 30, 2006, the shareholder rights plan shall cease to have an effect on the earlier of i) the date Xstrata plc takes up under its outstanding offer over fifty per cent of the outstanding Falconbridge common shares that it does not already own, and ii) July 28, 2006.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares outstanding (as at July 21, 2006):

Name of Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL	376,150,148
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,822
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000

(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbol FAL. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.U.

Declared Dividends

The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares — regular dividend	FAL	Cdn$0.12	August 31, 2006	September 15, 2006
Common Shares — special dividend	FAL	Cdn$0.75	July 26, 2006	August 10, 2006
Preferred Shares, Series 1	N/A	Cdn$0.02	August 15, 2006	September 1, 2006
Preferred Shares, Series 2	FAL.PR.A	Floating rate	August 31, 2006	September 12, 2006
		Floating rate	September 29, 2006	October 12, 2006
		Floating rate	October 31, 2006	November 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn$0.2863	August 15, 2006	September 1, 2006
Preferred Shares, Series F	FAL.PR.F	Floating rate	August 31, 2006	September 12, 2006
		Floating rate	September 29, 2006	October 12, 2006
		Floating rate	October 31, 2006	November 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn$0.38125	October 15, 2006	November 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn$0.40625	September 15, 2006	September 29, 2006

FORWARD-LOOKING INFORMATION

        Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) the arrangement transaction agreed to between Phelps Dodge and Inco pursuant to which Phelps Dodge will acquire Inco and the benefits of such a combination, (iv) Xstrata's offer to acquire all of the common shares of Falconbridge Limited (v) our future financial requirements and funding of those requirements, (vi) our expectations with respect to our development projects, (vii) our production forecast for 2006 and (viii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

        Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of Falconbridge's common shares and the Phelps Dodge and Inco transaction, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the quantum and availability of pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; divestitures required by regulatory agencies completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco and with those of Phelps Dodge; the timely completion of the steps required to be taken for the eventual combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

        Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this News Release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge, the combination of Inco and Falconbridge or the combination of Inco, Falconbridge and Phelps Dodge, or the Xstrata offer for Falconbridge.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

        Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

        To participate in the second quarter analyst conference call scheduled for Monday, July 24, 2006, at 1:00 p.m., please call (416) 641-6705 for local and overseas callers and 1-800-404-8949 toll free in North America, or visit the Company's website at www.falconbridge.com to listen to a live webcast.

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Second Quarter		Six Months ended June 30
	2006	2005	2006	2005
	(US$ millions, unaudited)
Revenues	$3,948	$2,052	$6,806	$3,946

Operating expenses
Mining, processing and refining costs	825	643	1,568	1,238
Purchased raw materials	1,723	799	2,930	1,521
Depreciation, amortization and accretion	159	147	328	265

	2,707	1,589	4,826	3,024

Income generated by operating assets	1,241	463	1,980	922
Interest expense, net	45	37	77	65
Corporate and general administration	39	19	63	36
Research, development and exploration	16	16	27	27
Minority interest in earnings of subsidiaries	3	55	5	149

Income before undernoted	1,138	336	1,808	645
Other expense (income)	4	1	(10)	10
Tax expense	406	133	628	257

Net income	$728	$202	$1,190	$378
Dividends on preferred shares	6	4	12	7

Net Income attributable to common shares	$722	$198	$1,178	$371

Net income per common share
Basic	$1.94	$0.62	$3.17	$1.20

Diluted	$1.91	$0.61	$3.12	$1.19

Basic weighted average number of shares — 000s	372,750	322,566	372,243	309,782
Diluted weighted average number of shares — 000s	380,048	329,262	379,161	316,552

FALCONBRIDGE LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Second Quarter		Six Months ended June 30
	2006	2005	2006	2005
Cash realized from (used for):
Operations
Net income	$728	$202	$1,190	$378
Charges (credits) not affecting cash:
Depreciation and amortization	130	131	288	256
Future taxes	101	49	164	124
Minority interest	3	55	5	149
Foreign exchange, and other	40	(13)	23	(32)

	1,002	424	1,670	875
Net change in accounts receivable, inventories and payables	(308)	(70)	(630)	(136)

Cash from operations	694	354	1,040	739

Investment activities
Capital investments	(215)	(162)	(371)	(272)
Investments and advances	(1)	(2)	(1)	(5)
Proceeds on dispositions	2	3	13	6

Cash used in investment activities	(214)	(161)	(359)	(271)

Financing activities
Long-term debt, including current portion
Issued	—	501	1	514
Repaid	(27)	(125)	(84)	(279)
Repayment of preferred share liabilities	(750)	—	(750)	—
Issue of shares — common	4	4	18	12
Share purchase plan repayment	—	2	—	2
Dividends paid	(46)	(31)	(91)	(64)
Issue of shares — minority shareholders	—	2	—	18
Dividends paid to minority shareholders	—	(29)	—	(38)

	(819)	324	(906)	165

Increase (decrease) in cash and cash equivalents	(339)	517	(225)	633
Cash and cash equivalents, beginning of period	1,000	1,000	886	884

Cash and cash equivalents, end of period	$661	$1,517	$661	$1,517

FALCONBRIDGE LIMITED

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Jun. 30, 2006	Dec. 31, 2005
Assets
Current assets
Cash and cash equivalents	$661	$886
Accounts receivable	1,673	1,007
Metals and other inventories	2,196	1,708

	4,530	3,601
Operating capital assets	5,909	6,803
Development projects	1,836	1,707
Investments and other assets	423	307
Goodwill	529	—

	$13,227	$12,418

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$2,202	$1,691
Debt due within one year	351	353

	2,553	2,044
Long-term debt	2,516	2,598
Preferred share liabilities	132	876
Future income taxes	941	1,156
Asset retirement obligation, pension and other provisions	669	659
Stockholders' interests:
Interests of other shareholders	243	54
Shareholders' equity	6,173	5,031

	$13,227	$12,418

Segmented Information
($ US millions)

	Second Quarter 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,479	$733	$371	$366	$(1)	$3,948

Operating expenses
Mining, processing and refining costs	310	246	60	161	48	825
Purchase of raw materials	1,247	209	147	120	—	1,723
Depreciation, amortization and accretion	65	43	13	12	26	159

	$1,622	$498	$220	$293	$74	$2,707

Income (loss) generated by operating assets	$857	$235	$151	$73	$(75)	$1,241

Interest expense, net						(45)
Corporate and general administration						(39)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(3)

Income before undernoted						$1,138
Other expense						(4)
Tax expense						(406)

Net Income						$728

Capital investments	$70	$112	$12	$16	$5	$215

	Second Quarter 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,044	$610	$127	$272	$(1)	$2,052

Operating expenses
Mining, processing and refining costs	264	221	37	137	(16)	643
Purchase of raw materials	510	145	57	89	(2)	799
Depreciation, amortization and accretion	68	44	8	11	16	147

	$842	$410	$102	$237	$(2)	$1,589

Income generated by operating assets	$202	$200	$25	$35	$1	$463

Interest expense, net						(37)
Corporate and general administration						(19)
Research, development and exploration						(16)
Minority interest in earnings of subsidiaries						(55)

Income before undernoted						$336
Other expense						(1)
Tax expense						(133)

Net income						$202

Capital investments	$62	$83	$2	$8	$7	$162

Segmented Information

	Six Months ended June 30, 2006
	Copper	Nickel	Zinc	Aluminum	Other	Total
($ US millions)
Revenues	$4,247	1,314	570	676	(1)	$6,806

Operating expenses
Mining, processing and refining costs	630	460	112	317	49	1,568
Purchase of raw materials	2,118	375	223	214	—	2,930
Depreciation, amortization and accretion	153	96	20	25	34	328

	$2,901	931	355	556	83	$4,826

Income (loss) generated by operating assets	$1,346	383	215	120	(84)	$1,980

Interest expense, net						(77)
Corporate and general administration						(63)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(5)

Income before undernoted						$1,808
Other income						10
Tax expense						(628)

Net Income						$1,190

Capital investments	$126	196	15	23	11	$371

	Six Months ended June 30, 2005
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,012	1,145	246	543	—	$3,946

Operating expenses
Mining, processing and refining costs	506	391	87	276	(22)	1,238
Purchase of raw materials	950	287	111	174	(1)	1,521
Depreciation, amortization and accretion	123	73	17	23	29	265

	$1,579	751	215	473	6	$3,024

Income (loss) generated by operating assets	$433	394	31	70	(6)	$922

Interest expense, net						(65)
Corporate and general administration						(36)
Research, development and exploration						(27)
Minority interest in earnings of subsidiaries						(149)

Income before undernoted						$645
Other expense						(10)
Tax expense						(257)

Net income						$378

Capital investments	$110	131	3	15	13	$272

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR
THREE MONTHS ENDING JUNE 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit
	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2
	(tonnes or thousands of ounces)
PRODUCTION
(contained basis)
Mine
Copper	107,547	101,682	8,121	9,496	2,291	1,626
Nickel	—	—	13,023	13,008	—	—
Ferronickel	—	—	7,488	7,675	—	—
Zinc	42,324	55,077	—	—	69,041	72,001
Lead	—	—	—	—	19,307	20,449
Bauxite (tonnes of bauxite)	—	—	—	—	—	—
Alumina (contained Al)	—	—	—	—	—	—
Molybdenum	949	492	—	—	—	—
Cobalt	—	—	289	303	—	—
Silver	1,566	1,869			1,764	1,768
Smelter
Copper — anodes	146,269	148,978	—	—	—	—
Refined
Copper — cathodes	144,476	124,713	10,250	9,700	—	—
Nickel	—	—	19,579	21,181	—	—
Ferronickel	—	—	7,488	7,675	—	—
Zinc	40,023	35,573	—	—	17,275	17,173
Lead	—	—	—	—	19,998	22,950
Aluminum	—	—	—	—	—	—
Molybdenum	—	—	—	—	—	—
Cobalt	—	—	1,221	1,225	—	—
Silver	8,003	9,063	—	—	—	—
Gold	241	245	—	—	—	—
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—

	Aluminum Bus. Unit
	2006 Q2	2005 Q2	TOTAL 2006 Q2	TOTAL 2005 Q2
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	—	—	117,959	112,804
Nickel	—	—	13,023	13,008
Ferronickel	—	—	7,488	7,675
Zinc	—	—	111,365	127,078
Lead	—	—	19,307	20,449
Bauxite (tonnes of bauxite)	628,548	478,292	628,548	478,292
Alumina (contained Al)	151,908	148,741	151,908	148,741
Molybdenum	—	—	949	492
Cobalt	—	—	289	303
Silver	—	—	3,330	3,637
Smelter
Copper — anodes	—	—	146,269	148,978
Refined
Copper — cathodes	—	—	154,726	134,413
Nickel	—	—	19,579	21,181
Ferronickel	—	—	7,488	7,675
Zinc	—	—	57,298	52,746
Lead	—	—	19,998	22,950
Aluminum	63,364	61,705	63,364	61,705
Molybdenum	—	—	—	—
Cobalt	—	—	1,221	1,225
Silver	—	—	8,003	9,063
Gold	—	—	241	245
Fabricated Products
Aluminum Sheet and Foil	48,668	43,548	48,668	43,548

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit
	2006 Q2	2005 Q2	2006 Q2	2005 Q2	2006 Q2	2005 Q2
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	53,258	49,740	—	5,479	—	—
Nickel	—	—	—	—	—	—
Zinc	6,703	10,687	—	—	110,549	90,659
Lead	—	—	—	—	6,110	3,522
Bauxite (tonnes of bauxite)	—	—	—	—	—	—
Alumina (contained Al)	—	—	—	—	—	—
Molybdenum	1,039	587	—	—	—	—
Cobalt	—	—	—	—	—	—
Silver	290	383	—	—	334	226
Smelter
Copper — anodes	47,895	41,526	—	—	—	—
Refined
Copper — cathodes	145,816	114,679	10,310	9,997	—	—
Nickel	—	—	20,065	22,002	—	—
Ferronickel	—	—	7,853	6,738	—	—
Zinc	38,747	32,319	—	—	—	—
Lead	—	—	—	—	19,938	22,435
Aluminum	—	—	—	—	—	—
Cobalt	—	—	931	1,169	—	—
Silver	7,881	9,166	—	—	—	—
Gold	189	202	—	—	—	—
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—

	Aluminum Bus. Unit
	2006 Q2	2005 Q2	TOTAL 2006 Q2	TOTAL 2005 Q1
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	—	—	53,258	55,219
Nickel	—	—	—	—
Zinc	—	—	117,252	101,346
Lead	—	—	6,110	3,522
Bauxite (tonnes of bauxite)	250,248	243,514	250,248	243,514
Alumina (contained Al)	87,314	89,943	87,314	89,943
Molybdenum	—	—	1,039	587
Cobalt	—	—	—	—
Silver	—	—	624	609
Smelter
Copper — anodes	—	—	47,895	41,526
Refined
Copper — cathodes	—	—	156,126	124,676
Nickel	—	—	20,065	22,002
Ferronickel	—	—	7,853	6,738
Zinc	—	—	38,747	32,319
Lead	—	—	19,938	22,435
Aluminum	57,618	57,290	57,618	57,290
Cobalt	—	—	931	1,169
Silver	—	—	7,881	9,166
Gold	—	—	189	202
Fabricated Products
Aluminum Sheet and Foil	48,668	43,548	48,668	43,548

REALIZED PRICES(2)	2006 Q2	2005 Q2
Copper (US$/lb)	3.39	1.57
Nickel (US$/lb)	9.00	7.64
Ferronickel (US$/lb)	8.19	7.55
Zinc (US$/lb)	1.55	0.63
Lead (US$/lb)	0.57	0.50
Aluminum (US$/lb)	1.25	0.90
Molybdenum (US$/lb)	24.22	34.64
Cobalt (US$/lb)	14.21	15.48
Silver (US$/oz)	12.05	7.06
Gold (US$/oz)	626.23	419.74
REALIZED EXCHANGE RATE
US$ equivalent of Cdn$1.00	0.89	0.80

Louvicourt Mine Production — 2005

        Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

(Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	Q2 - 2005
Copper	3,959
Zinc	2,539
Silver	103

Note:	2005 production and sales figures have been restated to conform to the current year's presentation.
Note 1:	Sales are defined as sales to third parties and are net of all intra-company transfers.
Note 2:	Realized prices are the average from all sales across all business units

        Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations  —  Quarterly Earnings section.

FALCONBRIDGE PRODUCTION AND SALES VOLUMES SUMMARY FOR YEAR TO DATE SIX MONTHS ENDING JUNE 30

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit
	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	212,381	208,620	17,021	18,057	4,597	2,961
Nickel	—	—	25,662	27,058	—	—
Ferronickel	—	—	14,367	14,149	—	—
Zinc	79,887	102,675	—	—	133,851	139,068
Lead	—	—	—	—	38,312	39,342
Bauxite (tonnes of bauxite)	—	—	—	—	—	—
Alumina (contained Al)	—	—	—	—	—	—
Molybdenum	1,791	923	—	—	—	—
Cobalt	—	—	576	608	—	—
Silver	3,434	3,618			3,471	3,406
Smelter
Copper — anodes	297,436	274,589	—	—	—	—
Refined
Copper — cathodes	287,546	246,298	20,329	18,652	—	—
Nickel	—	—	41,126	42,637	—	—
Ferronickel	—	—	14,367	14,149	—	—
Zinc	77,359	73,538	—	—	32,696	33,886
Lead	—	—	—	—	42,397	44,544
Aluminum	—	—	—	—	—	—
Molybdenum	—	—	—	—	—	—
Cobalt	—	—	2,531	2,555	—	—
Silver	16,943	17,273	—	—	—	—
Gold	469	458	—	—	—	—
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—

	Aluminum Bus. Unit
			TOTAL 2006 6 mo. YTD	TOTAL 2005 6 mo. YTD
	2006 6 mo. YTD	2005 6 mo. YTD
	(tonnes or thousands of ounces)
PRODUCTION (contained basis)
Mine
Copper	—	—	233,999	229,638
Nickel	—	—	25,662	27,058
Ferronickel	—	—	14,367	14,149
Zinc	—	—	213,738	241,743
Lead	—	—	38,312	39,342
Bauxite (tonnes of bauxite)	1,256,079	941,209	1,256,079	941,209
Alumina (contained Al)	297,839	299,617	297,839	299,617
Molybdenum	—	—	1,791	923
Cobalt	—	—	576	608
Silver	—	—	6,905	7,024
Smelter
Copper — anodes	—	—	297,436	274,589
Refined
Copper — cathodes	—	—	307,875	264,950
Nickel	—	—	41,126	42,637
Ferronickel	—	—	14,367	14,149
Zinc	—	—	110,055	107,424
Lead	—	—	42,397	44,544
Aluminum	125,698	123,078	125,698	123,078
Molybdenum	—	—	—	—
Cobalt	—	—	2,531	2,555
Silver	—	—	16,943	17,273
Gold	—	—	469	458
Fabricated Products
Aluminum Sheet and Foil	95,081	89,162	95,081	89,162

	Copper Bus. Unit		Nickel Bus. Unit		Zinc Bus. Unit
	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	123,285	109,385	2,516	12,158	—	—
Nickel	—	—	—	—	—	—
Zinc	13,038	25,837	—	—	178,908	185,482
Lead	—	—	—	—	12,741	8,273
Bauxite (tonnes of bauxite)	—	—	—	—	—	—
Alumina (contained Al)	—	—	—	—	—	—
Molybdenum	1,978	1,179	—	—	—	—
Cobalt	—	—	—	—	—	—
Silver	749	763	—	—	732	554
Smelter
Copper — anodes	108,315	72,724	—	—	—	—
Refined
Copper — cathodes	296,189	234,630	20,963	18,795	—	—
Nickel	—	—	41,437	43,268	—	—
Ferronickel	—	—	16,087	13,253	—	—
Zinc	73,899	73,251	—	—	—	—
Lead	—	—	—	—	42,968	44,158
Aluminum	—	—	—	—	—	—
Cobalt	—	—	2,003	2,043	—	—
Silver	16,452	17,480	—	—	—	—
Gold	347	386	—	—	—	—
Fabricated Products
Aluminum Sheet and Foil	—	—	—	—	—	—

	Aluminum Bus. Unit		TOTAL	TOTAL
	2006 6 mo. YTD	2005 6 mo. YTD	2006 6 mo. YTD	2005 6 mo. YTD
	(tonnes or thousands of ounces)
SALES(1) (payable basis)
Mine
Copper	—	—	125,801	121,543
Nickel	—	—	—	—
Zinc	—	—	191,946	211,319
Lead	—	—	12,741	8,273
Bauxite (tonnes of bauxite)	501,469	451,066	501,469	451,066
Alumina (contained Al)	174,155	179,598	174,155	179,598
Molybdenum	—	—	1,978	1,179
Cobalt	—	—	—	—
Silver	—	—	1,481	1,317
Smelter
Copper — anodes	—	—	108,315	72,724
Refined
Copper — cathodes	—	—	317,152	253,425
Nickel	—	—	41,437	43,268
Ferronickel	—	—	16,087	13,253
Zinc	—	—	73,899	73,251
Lead	—	—	42,968	44,158
Aluminum	114,037	113,918	114,037	113,918
Cobalt	—	—	2,003	2,043
Silver	—	—	16,452	17,480
Gold	—	—	347	386
Fabricated Products
Aluminum Sheet and Foil	95,081	89,162	95,081	89,162

REALIZED PRICES(2)	2006 6 mo. YTD	2005 6 mo. YTD
Copper (US$/lb)	2.82	1.55
Nickel (US$/lb)	7.89	7.34
Ferronickel (US$/lb)	7.39	7.13
Zinc (US$/lb)	1.32	0.63
Lead (US$/lb)	0.61	0.50
Aluminum (US$/lb)	1.20	0.91
Molybdenum (US$/lb)	23.23	32.54
Cobalt (US$/lb)	13.25	16.32
Silver (US$/oz)	10.65	7.08
Gold (US$/oz)	592.38	426.80
REALIZED EXCHANGE RATE	2006 6 mo. YTD	2005 6 mo. YTD
US$ equivalent of Cdn$1.00	0.88	0.81

Louvicourt Mine Production  —  2005

        Not included in the above totals are Falconbridge's share of production from the now closed Louvicourt copper/ zinc mine. The Louvicourt mine produced the following volumes of metal contained in concentrate that was transferred to the Horne smelter.

        (Falconbridge's equity share of contained tonnes or millions of ounces)

Production:	YTD — 2005
Copper	7,280
Zinc	5,127
Silver	169

Note: 2005 production and sales figures have been restated to conform to the current year's presentation.

Note 1: Sales are defined as sales to third parties and are net of all intra-company transfers.

Note 2: Realized prices are the average from all sales across all business units

Detailed production and sales volume reports by business unit are available in the Supplemental Slides presentation accessible on Falconbridge's website at www.falconbridge.com in the Investor Relations  —  Quarterly Earnings section.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

or

Falconbridge Limited
Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@falconbridge.com

QuickLinks

Q2 2006 HIGHLIGHTS
FALCONBRIDGE LIMITED
FALCONBRIDGE LIMITED CONSOLIDATED STATEMENTS OF CASHFLOWS (US$ millions, unaudited)
FALCONBRIDGE LIMITED CONSOLIDATED BALANCE SHEETS (US$ millions, unaudited)